# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Royalty Pharma plc, CIK 0001802768
CUSIP: G7709Q104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0001507678
Persons authorized to receive notices and communications: Legorreta G. Pablo, 110 East 59th Street, New York, New York (NY), 10022, (212) 883-0200

## Reporting persons
- Legorreta G. Pablo (CIK 0001507678): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,934,830; shared voting power 93,851,013; sole dispositive power 7,934,830; shared dispositive power 84,508,014; aggregate amount beneficially owned 101,785,843 (18.73% of the class)
- Legorreta Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,535,019; sole dispositive power 0; shared dispositive power 37,535,019; aggregate amount beneficially owned 37,535,019 (7.76% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Royalty Pharma plc
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 23, 2025 (the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D") by the Reporting Persons relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Shares"), of Royalty Pharma plc (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Schedule 13D.

Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. This Amendment is being filed to reflect updates to the Reporting Persons' beneficial ownership as a result of a change in the number of Class A Shares outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

Pablo Legorreta

Amount beneficially owned: 101,785,843
Percent of Class: 18.73%

The above number includes 96,873,648 Class A Shares that may be issued pursuant to the A&R Exchange Agreement.

Legorreta Investments, LLC
Amount beneficially owned: 37,535,019
Percent of Class: 7.76%

The above number includes 37,074,880 Class A Shares that may be issued pursuant to the A&R Exchange Agreement.

The aggregate percentage of Class A Shares reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon a total of 446,619,215 Class A Shares outstanding as of August 13, 2026, as provided by the Issuer, plus the number of Class A Shares that may be issued pursuant to the A&R Exchange Agreement, as described in the Original Schedule 13D. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include the Issuer's Class A Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Pablo Legorreta

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 7,934,830

Shared power to vote: 93,851,013

Sole power to dispose or direct the disposition of: 7,934,830

Shared power to dispose or direct the disposition of: 84,508,014

Represents 1,307,820 Class A Shares and 6,627,010 Class B Shares of the Issuer and corresponding RPH Exchangeable Securities held solely by Pablo Legorreta.

Represents 3,604,375 Class A Shares and 90,246,638 Class B Shares of the Issuer and RPH Exchangeable Securities held by the following entities that may be deemed to result in indirect beneficial ownership by Mr. Legorreta: (i) Pablo Legorreta IRA, Pablo Legorreta SEP IRA, Legorreta Investments, LLC, Legorreta Investments II, LLC, PL RPH AIV, LLC, PL RPH Holdings, LLC, Legorreta Children 2002 Trust, GST-Exempt 2012 Legorreta Family Trust, GST-Exempt Legorreta 2020 Family Trust and Legorreta 2023 SR Trust, which are investment entities and family investment vehicles controlled by Mr. Legorreta, (ii) 10,321,246 Class B Shares and Class E Shares held by RP MIP (Cayman), LP, an entity which has delegated voting (but not dispositive) control to an investment adviser controlled by Mr. Legorreta, (iii) 299,120 Class A Shares and 1,470,140 Class B Shares and corresponding RPH Exchangeable Securities beneficially owned by Mr. Legorreta's spouse, and (iv) 20,000 Class A Shares beneficially owned by Mr. Legorreta's children. In connection with the consummation of the Transaction, an entity wholly owned by Mr. Legorreta has the right to acquire up to 978,247 Class E Shares that were issued in the Transaction and are owned by certain other employees of the Issuer for no additional consideration in the event that those securities do not vest in accordance with their terms and are forfeited by such employees. Mr. Legorreta disclaims beneficial ownership of the shares held by (i) the above vehicles and (ii) his spouse and children.

Legorreta Investments, LLC

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 0

Shared power to vote: 37,535,019

Sole power to dispose or direct the disposition of: 0

Shared power to dispose or direct the disposition of: 37,535,019

Represents 460,139 Class A Shares and 37,074,880 Class B Shares of the Issuer and corresponding RPH Exchangeable Securities held by Legorreta Investments, LLC, a Delaware limited liability company ("Legorreta Investments"), which is an affiliate controlled and majority-owned by Mr. Legorreta.

Mr. Legorreta controls the voting and disposition of the shares held by Legorreta Investments. Mr. Legorreta disclaims beneficial ownership of the shares held by Legorreta Investments.
Transactions in the class effected during the past sixty days:
On August 5, 2026, Mr. Legorreta acquired 65,216 Class A Shares for no consideration in connection with the settlement of Equity Performance Awards, in a transaction exempt pursuant to Rule 16b-3 under the Act, as reported in the statement of changes in beneficial ownership on Form 4 filed with the SEC on August 7, 2026.

On August 7, 2026, Mr. Legorreta disposed of 30,000 limited partnership interests in RPI US Partners 2019, LP, exchangeable in the aggregate for 300,000 Class A Shares, by bona fide gift for no consideration, as reported on such Form 4.

Except as set forth above and elsewhere in this Schedule 13D, no Reporting Person has effected any transaction in Class A Shares or Class B Shares in the past 60 days.

## Signatures
- Legorreta G. Pablo: /s/ Pablo Legorreta, Pablo Legorreta/Reporting Person (08/17/2026)
- Legorreta Investments, LLC: /s/ Pablo Legorreta, Pablo Legorreta/General Manager (08/17/2026)